TAHOE REPORTS SOLID SECOND QUARTER 2017 RESULTS;
CEASES DIVIDEND AND SUSPENDS COMPANY-WIDE GUIDANCE DUE TO UNCERTAINTY IN GUATEMALA
VANCOUVER, British Columbia – August 8, 2017 – Tahoe Resources Inc. (“Tahoe” or the “Company”) (TSX: THO, NYSE: TAHO) today announced solid financial and operating results for the second quarter and six months ended June 30, 2017. Due to the temporary suspension of the Escobal mining license, the Company has ceased dividend payments, and has suspended company-wide multi-year guidance. The Company’s balance sheet remains strong, with cash and cash equivalents of $190.6 million at June 30, 2017.
Key Financial and Operating Results

$ millions unless otherwise indicated	Q2 2017	Q2 2016	Q2 YTD 2017	Q2 YTD 2016
Revenue	$209.6	$228.3	$460.6	$360.4
Earnings and total comprehensive income	$33.5	$16.7	$108.2	$54.6
Earnings per share	$0.11	$0.05	$0.35	$0.20
Adjusted earnings (1)	$33.8	$57.9	$108.9	$93.4
Cash provided by operating activities	$115.5	$53.9	$212.7	$96.3
Cash provided by operating activities before changes in working capital	$99.4	$116.0	$232.3	$185.3

Silver production (moz)	4.1	5.7	9.8	11.4
Gold production (koz)	112	110	231	167
Total cash cost per silver oz produced ($/oz)(1)(2)	$6.73	$6.07	$6.15	$5.29
AISC per silver oz produced ($/oz)(1)(2)	$10.01	$8.16	$8.91	$7.06
Total cash cost per gold oz produced ($/oz)(1)(2)	$601	$647	$587	$645
AISC per gold oz produced ($/oz)(1)(2)	$925	$973	$892	$930
Sustaining capital (incl. capitalized drilling)	$32.3	$31.5	$65.3	$40.8
Project capital	$31.3	$33.5	$46.8	$34.6
Exploration expense	$5.9	$2.3	$10.1	$2.7
Corporate G&A(3)	$11.4	$22.6	$23.1	$30.5
Weighted average shares outstanding (basic, in millions)	312.79	305.98	312.43	267.33

(1)	See “Cautionary Note on Non-GAAP Financial Measures” at the end of this press release.
(2) Total cash costs and AISC are presented net of by-product credits.

(3)	Corporate G&A includes non-cash, stock-based compensation.
Ron Clayton, President and CEO of Tahoe, commented: “While the turn of events in Guatemala over the last several weeks is disappointing, our team is working very hard to resolve both the Escobal license suspension and on-going road block in Casillas. I am very pleased with our overall Q2 performance, with all of our operations turning in good results. Silver production was 4.1 million ounces for the quarter and when combined with Q1 results, puts us at almost 10 million ounces year-to-date. Per ounce metrics remained strong at Escobal, even with the mill curtailing production during a portion of June due to the road blockages. We also continue to be pleased with the results from all of our gold mines, with each operation’s production and costs coming in at, or better than, expected levels."

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Summary of Q2 2017:
Another solid quarter at Escobal – Tahoe reported total silver production in Q2 2017 of 4.1 million ounces driven by robust results at Escobal despite a curtailment of production in June due to the Casillas road blockages. Total cash costs and all-in sustaining costs (“AISC”) were $6.73 and $10.01 per ounce of silver produced, net of byproduct credits, respectively.
Robust results from all three gold operations – Q2 2017 gold production totaled 112.4 thousand ounces, including 21 thousand ounces from Shahuindo. Production and costs in Q2 2017 reflected strong results at all of the Company’s mines, with total cash costs and AISC averaging $601 and $925 per ounce in Q2 2017.
Earnings per share and cash flow driven by strong revenue and low costs – Earnings and adjusted earnings in Q2 2017 were $33.5 million and $33.8 million, respectively, and were both $0.11 on a per share basis. Q2 2017 cash flow provided by operating activities was $115.5 million, up from the previous quarter.
Bell Creek Shaft and Shahuindo Expansion plans remain on track – Capital expenditures in Q2 2017 totaled $63.4 million, of which $26.2 million was related to on-going growth projects. The Company continues to focus on the expansion at Shahuindo and the Bell Creek shaft project. Exploration expenditures in Q2 2017 totaled $5.9 million and remain focused on those targets which can have near term impact on Mineral Reserves or Resources.
Update on Escobal Mining License – On July 5, 2017, the Company learned that the Supreme Court of Guatemala issued a provisional decision in respect of an action brought by the anti-mining organization, CALAS, against Guatemala’s Ministry of Energy and Mines (“MEM”).  The action alleges that MEM violated the Xinca Indigenous people’s right of consultation in advance of granting the Escobal mining license to Tahoe’s Guatemalan subsidiary, Minera San Rafael.  The provisional decision follows a request by CALAS to temporarily suspend the license to operate the Escobal mine until the action is fully heard.  The provisional decision suspends the Escobal mining license of Minera San Rafael while the action is being reviewed by the court.  The Company was not a party to the action commenced by CALAS but this decision confers legal standing on the Company which continues take all legal steps possible to have the ruling reversed and the license reinstated.

The Company immediately appealed the decision to the Constitutional Court. Based on its prior experience with Guatemalan court proceedings and evaluation of similar cases before the courts, the Company estimates the Constitutional Court could rule on the appeal within the next three months.  We are seeking to have the license reinstated during this period. The Company also filed a motion for reconsideration with the Supreme Court, which the Court denied on July 28, 2017. Final resolution of the definitive constitutional claim and appeal process could take between 12 and 18 months.
Update on Guatemala Road Block – Beginning on June 7, a group of protesters near the town of Casillas blocked the primary road that connects Guatemala City to the Escobal Mine near San Rafael Las Flores. Protests, which have not dissipated, appear to have initially been related to a variety of issues, including some unfounded claims that mining at Escobal is causing seismic activity approximately 20 kilometers away. Operations were reduced between June 8 and June 19 and were further curtailed on June 19 to conserve fuel. The Company is working with the government, community leaders and others to resolve the situation peacefully and expeditiously, however, the road blockage shows no signs of immediate resolution and we cannot predict at this time when the road will be clear to enable the transport of materials in and out of the mine. Once the roadblock is resolved and the license is reinstated, the Company expects to resume production within a week.
Cessation of dividend – The Company announced the cessation of the dividend, beginning August 8, 2017, due to the ruling of the Guatemalan court to provisionally suspend the Escobal mining license. The dividend cessation is intended to protect the health of the Company's balance sheet and ensure the Company has the financial flexibility during the temporary suspension of Escobal operations. The cessation of the dividend will conserve approximately $65 million cash annually at current dividend reinvestment program ("DRIP") enrollment rates. The Board of Directors will continue to reassess the Company's dividend policy from time to time. The Company has also suspended the active operation of its DRIP effective immediately. The Company may wish to reactivate the DRIP, subject to regulatory approval, at a future date. During the period of suspension of the DRIP, participants may continue to have their existing reinvested common shares held in the DRIP, or they may request a withdrawal by contacting Computershare. Total dividends of $18.7 million were paid to shareholders during the quarter, including $3.2 million in non-cash share-based dividends. A dividend of $6.2 million was declared and paid ($5.4 million cash, $0.8 million shares) in July.
Suspension of 2017 and multi-year guidance – The Company has suspended previously issued 2017 and multi-year company-wide guidance given the uncertainty of timing of various court decisions related to the Escobal license. Gold production and total cash costs are expected to meet targets of 375,000 to 425,000 ounces of gold and total cash costs of $700 to $750(1) at operations in Canada and Peru in 2017. We will issue updated guidance when we have clarity on the status of the Escobal license in Guatemala.
Amended and restated credit facility – On July 18, 2017 the Company entered into an Amended and Restated Credit Agreement (the “Agreement”) with a syndicate of lenders to increase its revolving credit facility from $150 million to

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$300 million with a $50 million accordion feature and to extend the term to July 19, 2021. The Agreement includes terms that limit borrowing to a maximum of $75 million during the period of suspension of the mining license at Escobal as a result of the CALAS claim in Guatemala, as further described in the Company’s July 5, 2017 press release. In the event the Company’s mining license at Escobal remains suspended as of April 1, 2018, an Event of Default shall occur and the Company will consider alternative financing arrangements to meet strategic needs. Other terms and conditions are substantially similar to those in the previous $150 million credit facility including the discretion to pay dividends under the Company's existing dividend policy. The credit facility is secured by the assets of the Company and its subsidiaries: Escobal Resources Holding Limited, Minera San Rafael, S.A., Tahoe Resources ULC, Lake Shore Gold Corp., Mexican Silver Mines Limited, La Arena S.A., Shahuindo SAC and Shahuindo Exploraciones. Additionally, the credit facility contains covenants that, among other things, limit the ability of the Company and its subsidiaries to incur additional debt, merge, consolidate, transfer, lease or otherwise dispose of all or substantially all of its assets to any other person.
Class Action Lawsuits - On July 7, 2017, the Company learned that three purported class action lawsuits were filed against Tahoe, and certain of its current and former officers and directors under Section 10(b) and Section 20(a) of the US Securities Exchange Act of 1934, as amended (the "US Exchange Act"), and Rule 10b-5, thereunder. The lawsuits allege that the Company made untrue statements of material facts or omitted to state material facts or engaged in acts that operated as a fraud upon the purchases of the Company's stock. The lawsuits were filed following the issuance of a provisional decision by the Guatemalan Supreme Court described above.   The lawsuits allege compensatory damages, interest, fees and costs. The Company disputes the allegations raised and will vigorously defend the lawsuits.
La Arena II and Investor Day
Due to the suspension of company-wide multi-year guidance and ongoing review of capital and exploration programs, the La Arena II PEA has been deferred and the investor day originally planned for September 14, 2017 has been canceled.
Mr. Clayton continued, "We are not able to reconfirm previously issued Company-wide 2017 and multi-year guidance at this time; however, we remain confident that our gold operations will meet production and cost targets this year. We expect the gold mines in Canada and Peru will continue to produce strong results through the remainder of the year. Following the court decision in Guatemala regarding the Escobal license, the Board made the prudent decision to cease the dividend. Additionally, we are reviewing the pace of both capital and exploration expenditures, along with corporate G&A, to identify opportunities to conserve cash. We are continuing with the expansion plans at Shahuindo and Bell Creek. We are close to completing the initial circuit of our crushing and agglomeration plant at Shahuindo, scheduled for the second half of this year. We also continue to advance work to expand Shahuindo to 36,000 tonnes per day and Bell Creek mine to 80,000 ounces per year by late 2018.”
Addition to Management Team
Alexandra Barrows will join the Company as Vice President, Investor Relations, effective September 5, 2017. She will be responsible for the engagement of the investor community and key stakeholders as well as the development of external communications for the Company. Prior to joining Tahoe, Ms. Barrows was a Senior Vice President at HSBC Securities in New York, focused on Metals & Mining clients across the Americas. She spent 10 years at HSBC in progressively senior roles covering clients within the mining and resources sectors. Mr. Clayton commented, “We are very excited to have Alexandra join our team in the fall. She brings extensive experience in corporate and project finance and capital markets within the mining sector."

(1) The reconciliation which formed the basis for the range in the 2017 gold cash cost target is as follows:

Total cash costs	Gold
Total cash costs before by-product credits	$290,000
By-product credits	$—
Total cash costs net of by-product credits	$290,000
Gold ounces produced in doré (000’s)	$400
Total cash costs per ounce before by-product credits	$725
Total cash costs per ounce net of by-product credits	$725

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OPERATIONS REVIEW
Escobal

	Q2 2017	Q2 2016	Q2 YTD 2017	Q2 YTD 2016
Recovered Metal(1)
Silver Ounces (000’s)	4,078	5,717	9,692	11,412
Gold Ounces(000’s)	1.9	2.7	4.3	6.0
Lead Tonnes (000’s)	2.0	2.7	4.2	5.4
Zinc Tonnes (000’s)	2.9	4.0	6.1	8.3
Costs Per Ounce Silver Produced(2)
Total cash costs per ounce net of by-product credits	$6.73	$6.07	$6.15	$5.29
All-in sustaining costs per ounce net of by-product credits	$10.01	$8.16	$8.91	$7.06
Capital Expenditures	$9,147	$7,295	$19,062	$12,588
Sustaining Capital	$9,147	$6,680	$19,062	$10,827
Non-Sustaining Capital	$—	$615	$—	$1,761

(1)	Silver and gold contained in lead and zinc concentrates; lead contained in lead concentrate; zinc contained in zinc concentrate.

(2)	Non-GAAP financial measures are described in the "Non-GAAP financial measures" section of this press release.

During Q2 2017, the majority of the production was mined from primary and secondary transverse longhole stopes on multiple production sublevels in the Escobal Central Zone. Production continued in the East Zone with approximately 47 thousand tonnes of ore delivered to surface during Q2 2017.

Underground ramp, sublevel and stope development continued to advance in support of the life of mine production schedule, with approximately 2,000 metres of development and 37,000 metres of longhole production drilling completed in Q2 2017. Mine operations were reduced between June 8 and June 19 to conserve fuel and operations were further curtailed on June 19 due to road blockages.

In Q2 2017 concentrate production totaled 4.3 thousand dry metric tonnes (“dmt”) of lead concentrate and 5.3 thousand dmt of zinc concentrate containing 3.9 million payable ounces of silver that were shipped to third party smelters. Concentrate production for Q2 YTD 2017 totaled 9.4 thousand dmt of lead concentrate and 11.3 thousand dmt zinc concentrate containing approximately 9.1 million payable ounces of silver. There is approximately 9 thousand tonnes of crushed ore held in the fine ore bin and approximately 60 thousand tonnes in the surface ore stockpile available to expedite the restart of the mill.

Gold Operations
La Arena

	Q2 2017	Q2 2016	Q2 YTD 2017	Q2 YTD 2016
Gold Ounces Recovered (000’s)	48	51	101	98
Costs Per Ounce Gold Produced(1)
Total cash costs per ounce net of by-product credits	$579	$649	$544	$645
All-in sustaining costs per ounce net of by-product credits	$789	$880	$733	$859
Capital Expenditures	$6,414	$7,899	$12,319	$13,091
Sustaining Capital	$6,414	$7,899	$12,319	$13,091
Non-Sustaining Capital	$—	$—	$—	$—

(1)	Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this press release.
Mining operations continue to be focused in the Phase 4, Phase 5 and Phase 6 areas of the Calaorco pit. Ore is currently being produced from Phase 4 and Phase 5, with Phase 6 under development. Phase 3 of the Calaorco pit was depleted in Q1 2017.

The absorption, desorption and refining process plant performed well with an average of 11.7 hectares under irrigation throughout Q2 2017. The La Arena plant recovered 47.9 thousand and 100.8 thousand ounces of gold during Q2 2017 and Q2 YTD 2017, respectively. Gold recovery continues to be approximately 86%.

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Shahuindo

	Q2 2017	Q2 2016	Q2 YTD 2017	Q2 YTD 2016
Gold Ounces Recovered (000’s)	21	17	41	25
Costs Per Ounce Gold Produced(1)
Total cash costs per ounce net of by-product credits	$590	$684	$587	$684
All-in sustaining costs per ounce net of by-product credits	$1,020	$997	$949	$997
Capital Expenditures(2)	$16,712	$14,087	$25,031	$29,778
Sustaining Capital	$4,870	$1,476	$7,523	$1,476
Non-Sustaining Capital	$11,842	$12,611	$17,508	$12,611

(1)	Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this press release.

(2)
Commercial production at Shahuindo was declared on May 1, 2016. The figures presented for Q2 YTD 2016 include pre-commercial production. The Company has not calculated costs per ounce for pre-commercial production operations.

Pit development and production
Production from the Shahuindo pit placed 27.6 thousand and 47.9 thousand gold ounces on the leach pads during Q2 2017and Q2 YTD 2017, respectively. Fine-grained siltstone ore continues being blended with coarser-grained sandstone ores in order to optimize leaching permeability. This is expected to continue until the initial crushing and agglomeration circuit is commissioned in Q3 2017.
Absorption, desorption and refining process plant
The Shahuindo plant recovered 21.3 thousand and 40.7 thousand ounces of gold during Q2 2017 and Q2 YTD 2017, respectively. Secondary leaching at Pad 1 continues to contribute ounces to gold production. Primary leaching is now focused on Pad 2A which is resulting in fast leach cycles attributable to the optimization of coarse/fine ore blending. The average area under leach was 9.0 hectares during Q2 2017. Overall gold recovery increased to 63% at the end of Q2 2017, in line with the ramp up to an ultimate recovery of 67% for run-of-mine material.
Capital projects
Detailed engineering of the foundation platform for Pad 2B was completed in June 2017 and construction will begin in the third quarter. Pad 2B is scheduled to be placed into production in Q3 2018.

Phase 1 of the south waste rock dump is pending final approval by the local mining authority. The south waste rock dump has sufficient capacity to accommodate waste rock material mined from the Shahuindo pit through the end of 2018.

Construction of the initial 12,000 tpd crushing and agglomeration circuit continued in Q2. The project remains on schedule for commissioning in Q3 2017. The Company anticipates finalizing the purchase order for the additional 24,000 tpd crushing and agglomeration equipment in early Q3 2017 with installation complete and commissioning underway by mid-year 2018. The project is planned to reach the full 36,000 tpd production rate by the end of 2018, providing an expected 80% ultimate gold recovery, in line with the pre-feasibility study. The project remains on schedule and budget.
Timmins Mines

	Q2 2017	Q2 2016	Q2 YTD 2017	Q2 YTD 2016(2)
Gold Ounces Recovered (000’s)	41	39	85	39
Costs Per Ounce Gold Produced(1)
Total cash costs per ounce net of by-product credits	$633	$634	$639	$634
All-in sustaining costs per ounce net of by-product credits	$1,032	$1,087	$1,052	$1,087
Capital Expenditures	$31,357	$35,754	$55,772	$35,754
Sustaining Capital	$11,850	$15,493	$26,436	15,493
Non-Sustaining Capital	$19,507	$20,261	$29,336	20,261

(1)	Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this press release.

(2)	Results prior to the acquisition date of April 1, 2016 are excluded.

Bell Creek

Underground ramp and sublevel development at Bell Creek continues to advance in support of the life-of-mine production schedule, with 2,800 metres and 5,300 metres of development completed in Q2 2017 and Q2 YTD 2017,

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respectively. Infill and definition drilling at the Bell Creek mine totaled 14,000 metres and 28,000 metres in Q2 2017 and Q2 YTD 2017, respectively.

The Bell Creek mine delivered 82 thousand and 153 thousand tonnes of ore to surface, mined from longitudinal longhole stopes on multiple production sublevels during Q2 2017 and Q2 YTD 2017.
Timmins West
Underground ramp and sublevel development continues to advance in support of the life-of-mine production schedule, with 2,800 metres and 5,600 metres of development completed in Q2 2017 and Q2 YTD 2017. Progress continued to be made on the infrastructure development at 144 Gap which included ramp, raise and lateral development to access the resource. Underground infill and definition drilling completed at the Timmins West mine in Q2 2017 and Q2 YTD 2017 to improve resource/reserve definition totaled 31,000 metres and 68,000 metres, respectively.

The Timmins West mine delivered approximately 0.3 million and 0.5 million tonnes of ore to surface, mined from longitudinal and transverse longhole stopes on multiple production sublevels from the Timmins West, Thunder Creek and 144 Gap deposits during Q2 2017 and Q2 YTD 2017, respectively.
Mill processing
Mill operations recovered 41.4 thousand and 85.3 thousand gold ounces in Q2 2017 and Q2 YTD 2017, respectively. Process recovery for Q2 2017 and Q2 YTD 2017 averaged 97%.

Construction of the Phase 5 tailings facility expansion at the Bell Creek Mill continued in Q2 2017 and is expected to be complete by the end of the year.
Capital projects
The Bell Creek Shaft Project continued on schedule during Q2 2017. Excavation of the second of three pilot raises was completed and approximately 50% has been enlarged to the final shaft dimension. The third of the three pilot raises is set to commence in Q3 2017. Shaft rehabilitation also progressed well during the quarter and is complete down to the 300m level with new sets, guides and services installed. Surface construction continued in Q2 with the new administration complex approximately 80% completed and the new security complex construction started. Demolition of the historical hoisting plant was completed in Q2 and excavation for the new foundations has commenced. The project remains on schedule and budget.
Conference Call
Tahoe’s senior management will host a conference call and webcast to discuss the Q2 2017 results on Wednesday, August 9, 2017, 2017 10:00 a.m. ET (7:00 a.m. PT). To join the call please dial 1-800-319-4610 (toll free from Canada and the U.S.) or +1-604-638-5340 (from outside Canada and the U.S.). The webcast will be available on the Company’s website at http://www.tahoeresources.com/investor-relations/, as will a recording of the call later in the day.
Complete financial results for Q2 2017 including the Company’s management discussion and analysis and other filings will be filed on SEDAR (www.sedar.com) and on the Company’s website. Hard copies may be requested, free of charge, by calling 775-448-5800 or by emailing investors@tahoeresources.com.
About Tahoe Resources Inc.
Tahoe’s strategy is to responsibly operate mines to world standards and to develop high quality precious metals assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.
Qualified Person Statement
Technical information in this press release has been approved by Charlie Muerhoff, Vice President Technical Services, Tahoe Resources Inc., a Qualified Person as defined by NI 43-101.
For further information, please contact:
Tahoe Resources Inc.
investors@tahoeresources.com
Tel: 775-448-5800

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CAUTIONARY NOTE ON NON-GAAP FINANCIAL MEASURES
The Company has included certain non-GAAP financial measures throughout this document which include total cash costs, all-in sustaining costs per silver and per gold ounce (“all-in sustaining costs”), adjusted earnings, adjusted earnings per share, and cash provided by operating activities before changes in working capital. These measures are not defined under International Financial Reporting Standards ("IFRS") and should not be considered in isolation. The Company’s Escobal mine primarily produces silver in concentrates with other metals (gold, lead and zinc), produced simultaneously in the mining process, the value of which represents a small percentage of the Company’s revenue from Escobal and is therefore considered “by-product”. The Company’s La Arena, Shahuindo and Timmins mines primarily produce gold with other metals (primarily silver), produced simultaneously in the mining process, the value of which represents a small percentage of the Company’s revenue from these mines and is therefore considered “by-product”. The Company believes these measures may provide investors and analysts with useful information about the Company’s underlying earnings, cash costs of operations, the impact of by-product credits on the Company’s cost structure and its ability to generate cash flow, as well as providing a meaningful comparison to other mining companies. Accordingly, these measures are intended to provide additional information and should not be substituted for GAAP measures. These non-GAAP financial measures may be calculated differently by other companies depending on the underlying accounting principles and policies applied.
The Company also reports total operating costs (cost of sales) per ounce. The Company believes that this metric is important in assessing the performance of each of the Company’s sold metals and as a meaningful GAAP-based comparison to other mining companies. Total operating costs (cost of sales) per ounce sold is calculated by dividing total the operating costs by gold ounces sold. Total operating costs (cost of sales) includes production costs, depreciation and depletion and royalties. The reconciliation of total operating costs (cost of sales) to total cash costs is included in the total cash cost and total production cost tables below. Comparative periods have been updated to reflect current period presentation. There is no impact to current or prior period disclosed numbers due to the inclusion of this metric.
Consolidated adjusted earnings and consolidated adjusted earnings per share
The Company has adopted the reporting of consolidated adjusted earnings (“adjusted earnings)” and consolidated adjusted earnings per share (“adjusted earnings per share”) as a non-GAAP measure of a precious metals mining company’s operating performance. This measure has no standardized meaning and the Company’s presentation of adjusted measures are not meant to be substituted for GAAP measures of consolidated earnings or consolidated earnings per share and should be read in conjunction with such GAAP measures. Adjusted earnings and adjusted earnings per share are calculated as earnings excluding i) non-cash impairment losses and reversals on mineral interests and other assets, ii) unrealized foreign exchange gains or losses related to the revaluation of deferred income tax assets and liabilities on non-monetary items, iii) unrealized foreign exchange gains or losses related to other items, iv) unrealized gains or losses on derivatives, v) loss on extinguishment of the Lake Shore Debentures, vi) gains or losses on sale of assets and vii) costs related to the acquisition of Lake Shore Gold and the related tax impact of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment. Non-recurring adjustments from unusual events or circumstances are reviewed periodically based on materiality and the nature of the event or circumstance.
The Company calculates adjusted earnings and adjusted earnings per share on a consolidated basis.

	Q2 2017	Q2 2016	Q2 YTD 2017	Q2 YTD 2016(1)
Earnings	$33,487	$16,742	$108,183	$54,550
Unrealized foreign exchange loss (gain)	359	(1,259)	731	(3,446)
Acquisition costs(2)	—	10,339	—	11,021
Loss on Debenture	—	32,304	—	32,304
Gain on derivative instruments (currency swap)	—	(253)	—	(1,067)
Adjusted earnings	$33,846	$57,873	$108,914	$93,362

Weighted average common shares outstanding
Basic (000’s)	312,787	305,985	312,430	267,333
Diluted (000’s)	312,869	306,174	312,510	267,569
Adjusted earnings per share
Basic	$0.11	$0.19	$0.35	$0.35
Diluted	$0.11	$0.19	$0.35	$0.35

(1) Results of the Timmins mines prior to the date of acquisition of Lake Shore Gold on April 1, 2016 are excluded.
(2) Costs related to the acquisition of Lake Shore Gold on April 1, 2016.

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Total cash costs before and net of by-product credits
The Company reports total cash costs on a silver ounce and a gold ounce produced basis for the Escobal mine and the La Arena, Shahuindo and Timmins mines, respectively. The Company follows the recommendation of the cost standard as endorsed by the Silver Institute (“the Institute”) for the reporting of total cash costs (silver) and the generally accepted standard of reporting total cash costs (gold) by precious metal mining companies. The Institute is a nonprofit international association with membership from across the silver industry and serves as the industry’s voice in increasing public understanding of the many uses and values of silver. This remains the generally accepted standard for reporting cash costs of silver production by silver mining companies. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in performing year over year comparisons. However, these non-GAAP measures should be considered together with other data prepared in accordance with IFRS, and these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.  Total cash costs are divided by the number of silver ounces contained in concentrate or gold ounces recovered from the leach pads to calculate per ounce figures. When deriving the total cash costs associated with an ounce of silver or gold, the Company deducts by-product credits from sales which are incidental to producing silver and gold.
Total cash costs per ounce of produced silver net of by-product credits incorporate all production costs, including adjustments to inventory carrying values, adjusted for changes in estimates in reclamation which are non-cash in nature, and include by-product gold, lead and zinc credits, and treatment and refining charges included within revenue.
In addition to conventional measures, the Company assesses this per ounce measure in a manner that isolates the impacts of silver production volumes, the by-product credits, and operating costs fluctuations such that the non-controllable and controllable variability is independently addressed. The Company uses total cash costs per ounce of produced silver net of by-product credits to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes this measure provides investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of silver, the Company includes by-product credits as the Company considers that the cost to produce the silver is reduced as a result of the by-product sales incidental to the silver production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of silver production.

Total cash costs (silver)
Total cash costs per ounce of produced silver, net of by-product credits

	Q2 2017(4)	Q2 2016	Q2 YTD 2017	Q2 YTD 2016(2)(4)
Total operating costs (cost of sales)(1)	$42,369	$53,759	$95,854	$100,264
Depreciation and depletion	(14,451)	(15,085)	(29,052)	(28,057)
Change in product inventory	6,189	1,755	6,329	(511)
Treatment and refining charges	6,934	8,780	16,205	16,165
Total cash costs before by-product credits	$41,041	$49,209	$89,336	$87,861
By-product credits(3)	(13,590)	(14,522)	(29,740)	(27,468)
Total cash costs net of by-product credits	$27,451	$34,687	$59,596	$60,393
Silver ounces sold in concentrate (000’s)	4,247	5,184	9,773	9,745
Silver ounces produced in concentrate (000’s)	4,078	5,717	9,692	11,412
Total operating costs (cost of sales) per ounce sold	$9.98	$10.37	$9.81	$10.29
Total cash costs per ounce produced before by-product credits	$10.06	$8.61	$9.22	$7.70
Total cash costs per ounce produced net of by-product credits	$6.73	$6.07	$6.15	$5.29

(1) Total operating costs (cost of sales) includes production costs, depreciation and depletion and royalties.
(2) Table has been updated to reflect current period presentation with no impact to the cash costs previously presented.
(3) Gold, lead and zinc by-product credits are calculated as follows:

	Q2 2017				Q2 2016
	Quantity	Unit Price	Total Credit	Credit per ounce	Quantity	Unit Price	Total Credit	Credit per ounce
Gold Ounces	1,619	$1,248	$2,021	$0.50	2,711	$996	$2,699	$0.47
Lead Tonnes	2,026	$2,147	$4,350	$0.95	2,699	$1,584	$4,275	$0.75
Zinc Tonnes	2,767	$2,609	$7,219	$1.48	4,037	$1,870	$7,548	$1.32

8

	Q2 YTD 2017				Q2 YTD 2016
	Quantity	Unit Price	Total Credit	Credit per ounce	Quantity	Unit Price	Total Credit	Credit per ounce
Gold Ounces	3,554	$1,281	$4,555	$0.47	6,009	$931	$5,597	$0.49
Lead Tonnes	4,085	$2,369	$9,679	$1.00	5,436	$1,484	$8,069	$0.71
Zinc Tonnes	5,568	$2,785	$15,508	$1.60	8,261	$1,671	$13,802	$1.21

(4) Numbers in tables may not calculate due to rounding.

Total cash costs (gold)

Total cash costs per ounce of produced gold, net of by-product credits

	Q2 2017(5)
	La Arena	Shahuindo	Timmins mines	Total
Total operating costs (cost of sales)(3)	$33,772	$17,702	$41,448	$92,922
Depreciation and depletion	(4,979)	(3,871)	(14,333)	(23,183)
Change in product inventory(1)	(1,247)	(805)	(890)	(2,942)
Smelting and refining charges	250	97	35	382
Total cash costs before by-product credits	27,796	13,123	26,260	67,179
Silver credit(4)	(92)	(539)	(88)	(719)
Total cash costs net of by-product credits	27,704	12,584	26,172	66,460
Gold ounces sold (000’s)	45.7	20.2	42.7	108.6
Gold ounces produced(2) (000’s)	47.9	21.3	41.4	110.6
Total operating costs (cost of sales) per ounce sold	$739	$876	$970	$856
Total cash costs per ounce produced before by-product credits	$581	$615	$635	$607
Total cash costs per ounce produced net of by- product credits	$579	$590	$633	$601

	Q2 YTD 2017(5)
	La Arena	Shahuindo	Timmins mines	Total
Total operating costs (cost of sales)(3)	$65,347	$35,097	$85,870	$186,314
Depreciation and depletion	(10,947)	(9,975)	(29,501)	(50,423)
Change in product inventory(1)	127	(252)	(1,794)	(1,919)
Smelting and refining charges	567	185	92	844
Total cash costs before by-product credits	55,094	25,055	54,667	134,816
Silver credit(4)	(223)	(1,008)	(191)	(1,422)
Total cash costs net of by-product credits	54,871	24,047	54,476	133,394
Gold ounces sold (000’s)	94.6	35.9	92.1	222.6
Gold ounces produced(2) (000’s)	100.8	41.0	85.3	227.1
Total operating costs (cost of sales) per ounce sold	$691	$978	$933	$837
Total cash costs per ounce produced before by-product credits	$546	$611	$641	$594
Total cash costs per ounce produced net of by- product credits	$544	$587	$639	$587

(1)
Change in product inventory at Shahuindo for Q1 2017 includes costs related to gold produced in doré, but not sold as at March 31, 2017. Costs associated with the build-up of stockpile during the commissioning phase which remain work in process inventory at March 31, 2017 have been excluded from the inventory movements in the period.

(2)	Gold ounces produced at La Arena and Shahuindo are gold ounces produced in doré.

(3)	Total operating costs (cost of sales) includes production costs, depreciation and depletion and royalties.

9

(4)	Consolidated silver by-product credits are calculated as follows:

	Q2 2017				Q2 YTD 2017
	Quantity	Unit Price	Total Credit	Credit per ounce	Quantity	Unit Price	Total Credit	Credit per ounce
Silver Ounces (000's)	43	$16.72	$719	$6.50	90	$15.80	$1,422	$6.26

(5)	Numbers in table may not calculate due to rounding.

	Q2 2016(1)(2)(6)(7)
	La Arena	Shahuindo	Timmins mines	Total
Total operating costs (cost of sales)(3)	$43,166	$8,126	$33,169	$84,461
Depreciation and depletion	(7,955)	(1,983)	(11,717)	(21,655)
Change in product inventory	(2,573)	1,559	3,436	2,422
Smelting and refining charges	285	73	45	403
Total cash costs before by-product credits	32,923	7,775	24,933	65,631
Silver credit(4)	83	(167)	(86)	(170)
Total cash costs net of by-product credits	33,006	7,608	24,847	65,461
Gold ounces sold (000’s)	45.7	20.2	42.7	108.6
Gold ounces produced(4) (000’s)	50.9	11.1	39.2	101.2
Total operating costs (cost of sales) per ounce sold	$944	$402	$776	$778
Total cash costs per ounce produced before by-product credits	$647	$699	$637	$649
Total cash costs per ounce produced net of by- product credits	$649	$684	$634	$647

	Q2 YTD 2016(1)(2)(6)(7)
	La Arena	Shahuindo	Timmins mines	Total
Total operating costs (cost of sales)(3)	$74,183	$8,126	$33,169	$115,478
Depreciation and depletion	(12,575)	(1,983)	(11,717)	(26,275)
Change in product inventory	415	1,559	3,436	5,410
Smelting and refining charges	723	73	45	841
Total cash costs before by-product credits	62,746	7,775	24,933	95,454
Silver credit(4)	102	(167)	(86)	(151)
Total cash costs net of by-product credits	62,848	7,608	24,847	95,303
Gold ounces sold (000’s)	94.6	35.9	92.1	222.6
Gold ounces produced(4) (000’s)	97.5	11.1	39.2	147.8
Total operating costs (cost of sales) per ounce sold	$784	$226	$360	$519
Total cash costs per ounce produced before by-product credits	$644	$699	$637	$646
Total cash costs per ounce produced net of by- product credits	$645	$684	$634	$645

(1) Q2 YTD 2016 comparative figures exclude Q1 2016 data from the Timmins mines.
(2) Q2 YTD 2016 comparative figures exclude data from the Shahuindo mine through April 2016 as commercial production was declared May 1, 2016.
(3) Total operating costs (cost of sales) includes production costs, depreciation and depletion, royalties and smelting and refining charges.
(4) Gold ounces produced at La Arena are gold ounces produced in doré.
(5) Silver by-product credits are calculated as follows:

	Q2 2016				Q2 YTD 2016
	Quantity	Unit Price	Total Credit	Credit per ounce	Quantity	Unit Price	Total Credit	Credit per ounce
Silver Ounces	$23,026	$7.38	$170	$1.68	$34,040	$4.44	$151	$1.02
(6) Table has been updated to reflect current period presentation with no impact to the cash costs previously presented.
(7) Numbers in table may not calculate due to rounding.

10

All-in sustaining costs
The Company has also adopted the reporting of all-in sustaining costs as a non-GAAP measure of a precious metals mining company’s ability to generate cash flow from operations. This measure has no standardized meaning and the Company has utilized an adapted version of the guidance released by the World Gold Council (“WGC”), the market development organization for the gold industry. The WGC is not a regulatory industry organization and does not have the authority to develop accounting standards or disclosure requirements.
All-in sustaining costs include total cash costs incurred at the Company’s mining operations, sustaining capital expenditures, corporate administrative expense, exploration and evaluations costs, and reclamation and closure accretion. The Company believes that this measure represents the total costs of producing silver and gold from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. AISC, as a key performance measure, allows the Company to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.
All-in sustaining costs (silver)
Total all-in sustaining costs per ounce of produced silver, net of by-product credits

	Q2 2017(2)	Q2 2016	Q2 YTD 2017	Q2 YTD 2016(2)
Total cash costs net of by-product credits	$27,451	$34,687	$59,596	$60,393
Sustaining capital(1)	9,147	6,679	19,062	10,827
Exploration	243	193	498	321
Reclamation cost accretion	62	46	123	89
General and administrative expenses	3,894	5,046	7,032	8,932
All-in sustaining costs	$40,797	$46,651	$86,311	$80,562
Silver ounces produced in concentrate (000’s)	4,078	5,717	9,692	11,412
All-in sustaining costs per ounce produced net of by-product credits	$10.01	$8.16	$8.91	$7.06
(1) Sustaining capital includes underground development and surface sustaining capital expenditures.
(2) Numbers in table may not calculate due to rounding.
All-in sustaining costs (gold)
Total all-in sustaining costs per ounce of produced gold, net of by-product credits

	Q2 2017(1)
	La Arena	Shahuindo	Timmins mines	Total
Total cash costs net of by-product credits	$27,704	$12,584	$26,172	$66,460
Sustaining capital	6,414	4,870	11,849	23,133
Exploration	481	1,795	2,290	4,566
Reclamation cost accretion	336	220	34	590
General and administrative expenses	2,841	2,302	2,372	7,515
All-in sustaining costs	$37,776	$21,771	$42,717	$102,264
Gold ounces produced (000’s)	47.9	21.3	41.4	110.6
All-in sustaining costs per ounce produced net of by-product credits	$789	$1,020	$1,032	$925

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	Q2 YTD 2017(1)
	La Arena	Shahuindo	Timmins mines	Total
Total cash costs net of by-product credits	$54,871	$24,047	$54,476	$133,394
Sustaining capital	12,319	7,523	26,436	46,278
Exploration	555	2,796	4,317	7,668
Reclamation cost accretion	687	430	58	1,175
General and administrative expenses	5,490	4,121	4,403	14,014
All-in sustaining costs	$73,922	$38,917	$89,690	$202,529
Gold ounces produced (000’s)	100.8	41.0	85.3	227.1
All-in sustaining costs per ounce produced net of by-product credits	$733	$949	$1,052	$892
(1) Numbers in table may not calculate due to rounding.

	Q2 2016(1)(2)(3)
	La Arena	Shahuindo	Timmins mines	Total
Total cash costs net of by-product credits	$33,006	$7,608	$24,847	$65,461
Sustaining capital	7,822	1,476	15,493	24,791
Exploration	433	742	681	1,856
Reclamation cost accretion	327	141	4	472
General and administrative expenses	3,185	1,130	1,558	5,873
All-in sustaining costs	$44,773	$11,097	$42,583	$98,453
Gold ounces produced in doré (000’s)	50.9	11.1	39.2	101.2
All-in sustaining costs per ounce produced net of by-product credits	$880	$997	$1,087	$973

	Q2 YTD 2016(1)(2)(3)
	La Arena	Shahuindo	Timmins mines	Total
Total cash costs net of by-product credits	$62,848	$7,608	$24,847	$95,303
Sustaining capital	12,990	1,476	15,493	29,959
Exploration	586	742	681	2,009
Reclamation cost accretion	660	141	4	805
General and administrative expenses	6,664	1,130	1,558	9,352
All-in sustaining costs	$83,748	$11,097	$42,583	$137,428
Gold ounces produced in doré (000’s)	97.5	11.1	39.2	147.8
All-in sustaining costs per ounce produced net of by-product credits	$859	$997	$1,087	$930

(1)	Q2 YTD 2016 comparative figures exclude Q1 2016 data from the Timmins mines.

(2)	Q2 YTD 2016 comparative figures exclude data from the Shahuindo mine through April 2016 as commercial production was declared May 1, 2016.

(3)	Numbers in table may not calculate due to rounding.

12

Cash provided by operating activities before changes in working capital
Cash provided by operating activities before changes in working capital represents the cash flows generated by operating activities after adjusting for interest expense, income tax expense and financing fees as well as items not involving cash but before changes in working capital. Net cash provided by operating activities represents the cash flows generating by operating activities after changes in working capital and income taxes paid. Management believes that these measures provides useful information to investors to evaluate the Company’s ability to generate cash flows from its mining operations.
The non-GAAP measures described above do not have standardized meanings prescribed by IFRS. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other reporting issuers.

	Q2 2017	Q2 2016	Q2 YTD 2017	Q2 YTD 2016
Cash provided by operating activities before changes in working capital(1)	$99,446	$115,951	$232,296	$185,270
Net cash provided by operating activities(1)	$96,068	$37,678	$174,646	$62,971
Basic weighted average common shares outstanding	312,787	305,985	312,430	267,333
(1) Refer to the condensed interim consolidated statements of cash flows in the Company’s interim financial statements for a detailed reconciliation from earnings and total comprehensive income to cash provided by operating activities before changes in working capital and net cash provided by operating activities.
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
This press release contains “forward-looking information” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company. All statements, other than statements of historical fact, are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, "should", “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.
Forward-looking statements include, but are not limited to, statements related to the following: the provisional decision from the Supreme Court of Guatemala which has the effect of suspending the Company’s mining license in respect of the Escobal mine; the time for appeals to be heard and decided and the likelihood of such provisional decision being overturned by the Constitutional Court in Guatemala; the timing and results of court proceedings; the timing and likelihood of peacefully resolving the road blockage of the Escobal mine; the continuation of the expansion plans at Shahuindo and Bell Creek and the ongoing review of all other capital and exploration expenditures; the potential for reactivation of the DRIP in the future; the potential for an event of default under the credit facility if the suspension of the Escobal license is not lifted by April 1, 2018, and the Company’s expected course of action if an event of default occurs; production and cost targets for the Company’s gold operations of 375 thousand to 425 thousand ounces of gold and total cash costs of $700 to $750; the future price of silver, gold, lead and zinc; the timing and amount of estimated future production, costs of production, capital expenditures and requirements for additional capital; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims and limitations on insurance coverage; capital expenditures, corporate general and administration expenses, and exploration expenses; sustaining and project capital expenditures; the expected working capital requirements; the sufficiency of capital resources and the consideration of alternative financing arrangements to meet strategic needs; the expected depreciation and depletion rates; exploration and review of prospective mineral acquisitions; changes in Guatemalan, Peruvian and Canadian mining laws and regulations; changes to the tax and royalty rates in Guatemala, Peru and Canada; the anticipated timing of updated Mineral Resource and Mineral Reserve estimates; the timing for completion of the underground dewatering project at Escobal; the timing of completion of the Bell Creek shaft project and the expansion of the Bell Creek mine to 80,000 ounces per year by late 2018; the completion of construction of the Phase 5 tailings facility expansion at the Bell Creek Mill by the end of 2017; the cost and timing of sustaining capital projects; the expectation of meeting production targets; the timing of the receipt of permits at Shahuindo; the steps being taken to optimize leaching permeability at Shahuindo; the timing for construction of Pad 2B at Shahuindo and the commencement of production at Pad 2B in Q3 2018; the timing and cost of the design, procurement, and construction of the crushing and agglomeration circuit at Shahuindo, including 36,000 tpd by the end of 2018 and the expected 80% recovery rate for agglomerated ore, in line with the pre-feasibility study; and the timing, costs, results and impacts of purported class action lawsuits filed against the Company and certain of its officers and directors.

13

Forward-looking statements are based on the reasonable assumptions, estimates, analyses and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumptions and expectations reflected in such forward-looking statements are reasonable. Assumptions have been made regarding, among other things: the Company’s performance and ability to implement operational improvements at the Escobal, La Arena, Shahuindo and Timmins mines; the Company’s ability to carry on exploration and development activities, including land acquisition and construction; the timely receipt of permits and other approvals; the availability and sufficiency of power and water for operations; the successful outcomes of consultations with First Nations; the price of silver, gold and other metals; prices for key mining supplies, including labor costs and consumables, remaining consistent with the Company’s current expectations; production meeting expectations and being consistent with estimates; plant, equipment and processes operating as anticipated; there being no material variations in the current tax and regulatory environment; the Company’s ability to operate in a safe, efficient and effective manner; the exchange rates among the Canadian dollar, Guatemalan quetzal, Peruvian sol and the USD remaining consistent with current levels; the Company’s ability to peacefully resolve the protests and road blockages of the Escobal mine; the timing and ability of the Company to have the provisional suspension of the mining license to Minera San Rafael for the Escobal mine overturned, rescinded or modified to enable the Company to resume mining operations at the Escobal mine; the Company’s ability to obtain financing as and when required and on reasonable terms; and the Company’s ability to continue to comply with the terms of the credit agreements with its lenders. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.
Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include but are not limited to; the fluctuation of the price of silver and gold; opposition to development and mining operations by one or more groups of indigenous people; actions that impede or prevent the operations of the Company’s mines; the inability to develop and operate the Company’s mines; social unrest and political or economic instability and uncertainties in the jurisdictions in which the Company operates; the timing and ability to maintain and, where necessary, obtain necessary permits and licenses; changes in national and local government legislation, taxation and controls or regulations; environmental and other governmental regulation compliance; the uncertainty in the estimation of mineral resources and mineral reserves; fluctuations in currency exchange rates; infrastructure risks, including access to roads, water and power; and the timing and possible outcome of pending or threatened litigation and the risk of unexpected litigation.
For a more detailed discussion of these and other risks relevant to the Company, see the Company’s Management’s Discussion and Analysis for the second quarter of 2017 filed on SEDAR and with the SEC on August 8, 2017 and our other public filings available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com.
Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by the Company, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of the Company’s operating environment. The Company does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except as, and to the extent required by, applicable securities laws.

14

SELECTED QUARTERLY CONSOLIDATED FINANCIAL RESULTS
Selected quarterly and YTD consolidated financial information from continuing operations is as follows:

	Q2 2017	Q2 2016(1)	Q2 YTD 2017	Q2 YTD 2016(1)
Metal Sold
Silver (000’s ozs)	4,289	5,212	9,855	9,780
Gold (000’s ozs)(5)	110.3	106.5	231.4	157.1
Lead (000’s t)	2.0	2.4	4.2	4.8
Zinc (000’s t)	2.8	3.5	6.1	6.8
Realized Price
Silver in concentrate (per oz)	$15.72	$18.95	$17.7	$17.53
Gold in doré (per oz)	$1,248	$1,255	$1,281	$1,228
Lead (per t)	$2,138	$1,779	$2,359	$1,685
Zinc (per t)	$2,601	$2,237	$2,778	$2,057
LBMA/LME Price(2)
Silver (per oz)	$17.21	$16.78	$17.32	$15.82
Gold (per oz)	$12.57	$1,259	$1,238	$1,221
Lead (per t)	$2,161	$1,719	$2,221	$1,731
Zinc (per t)	$2,596	$1,918	$2,690	$1,799
Revenues	$209,576	$228,251	$460,622	$360,384
Total operating costs	$135,291	$138,220	$282,168	$215,742
Earnings from operations	$74,285	$65,022	$178,454	$111,377
Earnings	$33,487	$16,742	$108,183	$54,550
Earnings per common share
Basic	$0.11	$0.05	$0.35	$0.20
Diluted	$0.11	$0.05	$0.35	$0.20
Adjusted earnings	$33,846	$57,873	$108,915	$93,362
Adjusted earnings per common share
Basic	$0.11	$0.19	$0.35	$0.35
Diluted	$0.11	$0.19	$0.35	$0.35
Weighted average shares outstanding - Basic	312,787	305,985	312,430	267,333
Weighted average shares outstanding - Diluted	312,869	306,174	312,510	267,569
Dividends paid	$18.74	$18,419	$37.435	$32,076
Cash flow provided by operating activities	$96,068	$37,678	$174,646	$62,971
Cash flow provided by operating activities before changes in working capital	$99,446	$115,951	$232,296	$185,270
Cash and cash equivalents	$190,636	$151,707	$190,636	$151,707
Total assets	$3,129,228	$2,981,740	$3,129,228	$2,981,740
Total long-term liabilities	$316,510	$269,984	$316,510	$269,984
Costs per silver ounce produced
Total cash costs net of by-product credits(3)	$6.73	$6.07	$6.15	$5.29
All-in sustaining costs per silver ounce net of by-product credits(3)	$10.01	$8.16	$8.91	$7.06
Costs per gold ounce produced
Total cash costs net of by-product credits(3)	$601	$647	$587	$645
All-in sustaining costs per gold ounce net of by-product credits(3)(4)	$925	$973	$892	$930

(1)
Q2 YTD 2016 numbers include operational and financial information from the Timmins mines beginning April 1, 2016, the date of acquisition and operational and financial information from Shahuindo beginning May 1, 2016, the commencement of commercial production.

(2)	London Bullion Market Association (LBMA)/London Metal Exchange (LME) average closing prices for each quarter presented.

(3)	Refer to the “Non-GAAP Financial Measures” section of this press release.

(4)
All-in sustaining costs net of by-product credits per gold ounce produced exclude the impact of $10.3 million and $11.0 million in non-recurring transaction costs related to the acquisition of Lake Shore Gold during Q2 2016 and Q2 YTD 2016, respectively.

(5)
Commercial production at Shahuindo was declared on May 1, 2016. Revenues presented are generated from the sale of gold ounces in doré beginning May 1, 2016. Pre-commercial production revenues at Shahuindo are considered pre-operating revenues and are credited against construction capital through April 30, 2016. Included in the 106.5 thousand and 157.1 thousand gold ounces sold for Q2 2016 and Q2 YTD 2016 are 22.1 thousand and 24.4 thousand gold ounces sold at Shahuindo which include one and four months of pre-commercial production ounces sold (5.3 thousand and 7.6 thousand ounces of gold in doré sold in the month of April 2016 and the period January through April 2016, respectively).

15